KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

This management's discussion and analysis ("MD&A"), prepared as of February 15, 2017, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2016 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2016 and the notes thereto (the "financial statements").  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2016 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars.  The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2016, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 56 – 57 of this MD&A.  In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2016	2015

Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain(a)	Kinross	U.S.A.	100%	50%
Bald Mountain(a)	Kinross	U.S.A.	100%	-
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) On January 11, 2016, the Company acquired the remaining 50% interest in the Round Mountain mine and 100% of Bald Mountain Gold mine ("Bald Mountain") from Barrick Gold Corporation ("Barrick").
(b) The Kupol segment includes the Kupol and Dvoinoye mines.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Consolidated Financial and Operating Highlights

	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
(in millions, except ounces, per share amounts and per ounce amounts)	2016	2015	2014	Change	% Change (d)	Change	% Change
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,810,345	2,620,262	2,739,044	190,083	7%	(118,782)	(4%)
Sold (c)	2,778,902	2,634,867	2,743,398	144,035	5%	(108,531)	(4%)

Attributable gold equivalent ounces (a)
Produced (c)	2,789,150	2,594,652	2,710,390	194,498	7%	(115,738)	(4%)
Sold (c)	2,758,306	2,608,870	2,715,358	149,436	6%	(106,488)	(4%)

Financial Highlights
Metal sales	$3,472.0	$3,052.2	$3,466.3	$419.8	14%	$(414.1)	(12%)
Production cost of sales	$1,983.8	$1,834.8	$1,971.2	$149.0	8%	$(136.4)	(7%)
Depreciation, depletion and amortization	$855.0	$897.7	$874.7	$(42.7)	(5%)	$23.0	3%
Impairment charges	$139.6	$699.0	$1,251.4	$(559.4)	(80%)	$(552.4)	(44%)
Operating earnings (loss)	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%
Net loss attributable to common shareholders	$(104.0)	$(984.5)	$(1,400.0)	$880.5	89%	$415.5	30%
Basic loss per share attributable to common shareholders	$(0.08)	$(0.86)	$(1.22)	$0.78	91%	$0.36	30%
Diluted loss per share attributable to common shareholders	$(0.08)	$(0.86)	$(1.22)	$0.78	91%	$0.36	30%
Adjusted net earnings (loss) attributable to common shareholders(b)	$93.0	$(91.0)	$131.1	$184.0	nm	$(222.1)	(169%)
Adjusted net earnings (loss) per share (b)	$0.08	$(0.08)	$0.11	$0.16	200%	$(0.19)	(173%)
Net cash flow provided from operating activities	$1,099.2	$831.6	$858.1	$267.6	32%	$(26.5)	(3%)
Adjusted operating cash flow (b)	$926.7	$786.6	$1,023.8	$140.1	18%	$(237.2)	(23%)
Capital expenditures	$633.8	$610.0	$631.8	$23.8	4%	$(21.8)	(3%)
Average realized gold price per ounce	$1,249	$1,159	$1,263	$90	8%	$(104)	(8%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$714	$696	$719	$18	3%	$(23)	(3%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$712	$696	$720	$16	2%	$(24)	(3%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$696	$684	$705	$12	2%	$(21)	(3%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$975	$971	$965	$4	0%	$6	1%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$984	$975	$973	$9	1%	$2	0%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,073	$1,047	$1,072	$26	2%	$(25)	(2%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,079	$1,049	$1,077	$30	3%	$(28)	(3%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1 and 2014 - 66.29:1).

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Consolidated Financial Performance

2016 vs. 2015

Kinross' attributable production increased by 7% compared with 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain (the "acquisition").  These increases were partially offset by lower production at Chirano due to a decrease in grades, at Tasiast due to lower recovery from the dump leach pads and the 6 week temporary suspension of operations, and at Maricunga as a result of the suspension of mining activities.

Metal sales increased by 14% in 2016 compared with 2015 due to an increase in metal prices realized and gold equivalent ounces sold.  The average realized gold price increased to $1,249 per ounce in 2016 from $1,159 per ounce in 2015.  Gold equivalent ounces sold in 2016 increased to 2,778,902 ounces from 2,634,867 ounces in 2015, primarily due to the increase in production described above.

Production cost of sales increased by 8% compared with 2015, primarily due to the increase in gold equivalent ounces sold as described above, as well as an increase in operating waste mined at Fort Knox, partially offset by lower costs at Maricunga, Tasiast and Kupol due to decreases in gold equivalent ounces sold, lower fuel and labour costs at Kupol, and favourable foreign exchange movements at Paracatu resulting from the effectiveness of the Company's hedge program. The increase in production cost of sales resulted in higher attributable production cost of sales per equivalent ounce sold compared with 2015.

During 2016, depreciation, depletion and amortization decreased by 5% compared with 2015, primarily due to a decrease in the depreciable asset base at Fort Knox and Kupol. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015 and a decrease in gold equivalent ounces sold. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition.

At September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga Cash Generating Unit ("CGU"). As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also recorded an inventory impairment charge of $71.3 million related to metals and supplies inventory as a result of the suspension. During 2015, the Company recorded after-tax impairment charges of $430.2 million related to property plant and equipment, and impairment charges of $259.5 million related to inventory and other assets in 2015.
Operating earnings increased to $46.3 million in 2016 from an operating loss of $742.9 million in the same period of 2015. The change in earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

During 2016, net loss attributable to common shareholders was $104.0 million, or $0.08 per share, compared with a net loss attributable to common shareholders of $984.5 million, or $0.86 per share, in 2015.  The change was primarily a result of the increase in operating earnings described above. In addition, an income tax expense of $49.6 million was recorded in 2016, compared with an income tax expense of $141.7 million in 2015. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for 2016 was 26.5% (2015 – 26.5%).

Adjusted net earnings attributable to common shareholders was $93.0 million, or $0.08 per share, for 2016 compared with adjusted net loss attributable to common shareholders of $91.0 million, or $0.08 per share, in 2015.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2016, net cash flow provided from operating activities increased to $1,099.2 million from $831.6 million in 2015 and adjusted operating cash flow increased to $926.7 million from $786.6 million in 2015, both primarily due to the increase in margins.

Capital expenditures increased by 4% in 2016 compared with 2015, primarily due to increased spending resulting from the acquisition as well as at Kupol, Tasiast and Chirano, partially offset by lower spending at Fort Knox, Maricunga and the Corporate and other segment.

During 2016, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with 2015. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2015, primarily due to an increase in non-sustaining capital and reclamation expenditures.

2015 vs. 2014

Kinross' attributable production decreased by 4% compared with 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Maricunga as a result of the extreme weather event that occurred in March 2015.  In addition, production decreased at Kettle River–Buckhorn due to a decrease in grades and at Paracatu, largely due to lower mill throughput as a result of planned mine sequencing and lack of rainfall.  These decreases were partially offset by higher production at Round Mountain largely due to improved heap leach performance and at Fort Knox due to higher mill grades.

During 2015, metal sales declined by 12% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  The average realized gold price decreased to $1,159 per ounce in 2015 from $1,263 per ounce in 2014.  Gold equivalent ounces sold in 2015 decreased to 2,634,867 ounces compared with 2,743,398 ounces in 2014, primarily due to the decrease in gold equivalent ounces produced as described above.

Production cost of sales decreased by 7% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements.  The decrease in costs also resulted in a 3% decrease in attributable production cost of sales per equivalent ounce sold compared with 2014.

During 2015, depreciation, depletion and amortization increased by 3% compared with 2014, primarily due to increases in the depreciable asset base at Round Mountain, the Kupol segment, Tasiast, Fort Knox and Chirano.  These increases were partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

As at December 31, 2015, upon completion of the annual assessment of the carrying value of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of a reduction in the Company's short-term and long-term gold price forecast.  The impairment charge was entirely related to property plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast and $43.0 million at Round Mountain.  The impairment charge at Fort Knox was net of a tax recovery of $9.3 million.  In addition, during 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets.  During 2014, the Company recorded after-tax impairment charges of $932.2 million, comprising goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million.  The Company also recorded inventory impairment charges of $167.6 million in 2014.

The operating loss decreased to $742.9 million in 2015 from $1,027.2 million in 2014.  The change was primarily due to the decrease in impairment charges, partially offset by lower metal sales.

During 2015, net loss from continuing operations attributable to common shareholders was $984.5 million, or $0.86 per share, compared with $1,400.0 million, or $1.22 per share, in 2014.  The change was primarily a result of the decrease in operating loss as described above.  In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company's investment in Cerro Casale was recorded in other income (expense).  These decreases were partially offset by an increase in income tax expense.  During 2015, the Company recorded a tax expense of $141.7 million compared with $109.7 million in 2014.  The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense increased due to differences in the level of income in the Company's operating jurisdictions from one period to the next.

Adjusted net loss attributable to common shareholders was $91.0 million, or $0.08 per share, for 2015 compared with adjusted net earnings attributable to common shareholders of $131.1 million, or $0.11 per share, in 2014.  The decrease in adjusted net earnings was primarily due to the decrease in margins.

During 2015, net cash flow provided from operating activities decreased by 3% compared with 2014.  The decrease in cash flows was primarily the result of the decrease in metal sales, partially offset by favourable working capital changes and lower production costs. Adjusted operating cash flow decreased to $786.6 million in 2015 compared with $1,023.8 million in 2014, primarily due to the decrease in metal sales.

Capital expenditures decreased by 3% in 2015 compared with 2014, primarily due to reduced spending at Kupol and at Tasiast, partially offset by increased spending at Fort Knox.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased slightly compared with 2014, mainly due to the decrease in attributable ounces sold and an increase in sustaining capital expenditures, largely offset by lower production costs as described above.

Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with 2014, primarily due to a decrease in non-sustaining capital expenditures at Tasiast, Chirano and the Kupol segment.

Mineral Reserves1

Kinross' total estimated proven and probable gold reserves at year-end 2016 were approximately 31.0 million ounces.  The decrease of 2.2 million ounces in estimated gold reserves compared to year-end 2015 was mainly a result of depletion across the Company's portfolio and reclassification of reserves to resources at Maricunga, offset by reserve increases at Bald Mountain.
Proven and probable silver reserves at year-end 2016 were estimated at approximately 37.4 million ounces, a net decrease of 3.6 million ounces compared with year-end 2015, primarily due to production depletion offset by increases at Round Mountain and Kupol.
Proven and probable copper reserves at year-end 2016, which are exclusively at Cerro Casale, were estimated at approximately 1.4 billion pounds, unchanged from year-end 2015.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 15, 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

2.	IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Gold Price History
USD per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2016, the price of gold fluctuated between a low of $1,075 per ounce in January to a high of $1,366 per ounce in July.  The average price for the year based on the London Bullion Market Association PM Fix was $1,251 per ounce, a $91 per ounce increase over the 2015 average price of $1,160 per ounce.  Major influences on the gold price in 2016 included the strengthening of the U.S. dollar, with the U.S Federal Reserve raising interest rates by 25 basis points, and negative interest rate policies in Japan and Europe.  Investors buying gold exchange-traded funds ("ETF") returned in 2016, reversing the flow of redemptions seen between 2013 and 2015.  In 2016, gold ETFs increased until November, at which point investors reduced their ETF holdings based on a strong outlook for the U.S. dollar.  Gold was also impacted by the continued uncertainty over Brexit and the change in administration in the United States.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Kinross' Realized Gold Price VS Average PM Fix
U.S.$ per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
high
low
average
realized

 Source: London Bullion Marketing Association London PM Fix

During 2016, the Company realized an average gold price of $1,249 per ounce compared to the average PM Fix of $1,251 per ounce.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Gold Supply and Demand Fundamentals

Gold Supply
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2012
2013
2014
2015
2016
Mine production
Recycled gold
Producer hedging

Source: GFMS Gold Survey 2016 Q4 Update

Total gold supply increased by approximately 2.8% in 2016 relative to 2015, largely due to an increase in producer hedging.  Global gold mine production decreased by 1.5% offset by an increase of 9.9% in supply of recycled gold.  Mine production and recycled gold remain the dominant sources of gold supply, and in 2016 they represented approximately 70% and 28% of total supply, respectively.  Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Gold Demand
Tonnes
5,500
4,500
3,500
2,500
1,500
500
-500
2012
2013
2014
2015
2016
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment

Source: GFMS 2016 Gold Survey Q4 Update

Physical demand was at a seven year low and decreased by approximately 20% in 2016 relative to 2015, despite lower gold prices in the second half of 2016.  Fabrication demand is estimated to have decreased by 20% in 2016 relative to 2015, mainly due to lower demand in China and India.  Bar hoarding decreased by approximately 14% in 2016, with the sharpest declines coming in western markets and India.  Purchases from central banks decreased by 42% during the year, due to slower pace of purchases from Russia and China.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Cost Sensitivity

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have experienced modest fuel price increases in the second half of 2016, reflecting OPEC's decision to reduce production.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
USD per Barrel
$120
$100
$80
$60
$40
$20
$0
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Currency Fluctuations
 Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 60% of the Company's expected attributable production in 2017 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Operational Outlook

In 2017, Kinross expects to produce 2.5 to 2.7 million gold equivalent ounces from its operations, which is consistent with the Company's average production over the past five years.  The forecast decrease compared with full-year 2016 production is mainly a result of the suspension of mining activities at Maricunga, the anticipated lower grades at the Russia operations due to mine sequencing, and the expected closure of Kettle River-Buckhorn in the first quarter of 2017, partially offset by significantly higher forecast production at Bald Mountain, and expected increases from the West African region. Production guidance once again takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in south central Brazil. Production in the second half of 2017 is expected to be higher compared with the first half of the year, mainly due to the seasonal impact of the heap leaches at Fort Knox and Round Mountain, and the significantly higher production expected at Bald Mountain in the fourth quarter of 2017 due to mine sequencing and a lag from the heap leach.

Production cost of sales per gold equivalent ounce is expected to be in the range of $660 to $720 per gold equivalent ounce for 2017, the mid-point of which is lower compared with full-year 2016 production cost of sales of $712 per gold equivalent ounce. Lower production in the first half of 2017 is expected to result in higher production costs compared with the second half of 2017.

The Company has forecast an all-in sustaining cost of $925 - $1,025 per ounce sold on both a gold equivalent and by-product basis for 2017. The mid-point of the all-in sustaining cost guidance range is lower compared with 2016 all-in sustaining cost of sales of $984 per gold equivalent ounce.

Material assumptions used to forecast 2017 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $60 per barrel, and foreign exchange rates of 3.25 Brazilian real to the U.S. dollar, 1.25 Canadian dollar to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 630 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 330 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro.  Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $16 and $32 on the Russian and Brazilian production cost of sales per ounce, respectively.  A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2017 are forecast to be approximately $900 million (including capitalized interest of approximately $25 million). Of this amount, sustaining capital expenditures are expected to be approximately $420 million, and non-sustaining capital of approximately $455 million for the Tasiast expansion project and other development projects and studies.

The 2017 forecast for exploration expenditures is approximately $70 million, none of which is expected to be capitalized, and overhead (general and administrative and business development expenses) is expected to be approximately $165 million, both of which are consistent with 2016.

Other operating costs are forecast to be approximately $60 million, which includes approximately $30 million for care and maintenance costs in Chile.

Based on the Company's assumed gold price and other inputs, net income tax expense is expected to be $90 million and taxes paid are expected to be $150 million, with both increasing at 26% of any profit resulting from higher gold prices.

Depreciation, depletion and amortization is forecast to be approximately $350 per gold equivalent ounce sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two expansion

The Tasiast Phase One project continues to progress well and is on schedule and on budget, with full commercial production expected in the second quarter of 2018. Engineering and procurement of all equipment packages are substantially concluded. Plant construction is about 20% complete, with significant progress made on earthworks, concrete, and the tailings storage facility ("TSF"). The first level of the TSF dam core is complete and liner placement is now underway. The foundations for the Semi-Autogenous Grinding Mill ("SAG") and primary crusher are progressing, and installation contracts have been awarded for most key elements. Major components for the SAG mill and primary crusher have arrived at site, and the SAG mill installation is expected to begin towards the end of February 2017.

Phase One is expected to increase plant throughput to 12,000 tonnes per day ("t/d"), and almost double production to approximately 400,000 gold equivalent ounces per year at an all-in sustaining cost of $760 per gold equivalent ounce.

The Tasiast Phase Two expansion feasibility study is also progressing well and is on schedule to be completed in the third quarter of 2017. The feasibility study contemplates installing an additional 18,000 t/d of throughput capacity (for a total combined capacity of 30,000 t/d for both phases), an expanded power plant, upgraded water supply infrastructure, and additions to the mining fleet. The Phase Two project is expected to produce approximately 780,000 gold equivalent ounces per year at an all-in sustaining cost of $665 per gold equivalent ounce. The Company expects to make a development decision on Phase Two once the feasibility study has been completed.

The combined Phase One and Two expansion is expected to transform Tasiast into the Company's largest operation, with a long mine life and estimated costs amongst the lowest in its portfolio.

Bald Mountain update

The Company continues to develop Bald Mountain's potential for a significant mine life extension and production expansion. At year-end 2016, the Company doubled Bald Mountain's proven and probable mineral reserve estimates to 2.1 million ounces, adding a total of 1.24 million ounces, with approximately 0.68 million ounces from the North area, and approximately 0.57 million ounces from the South area.

The mineral reserve additions in the North area are primarily the result of continued exploration, definition drilling and mine plan optimization at the Saga, Duke and Top pits.

The mineral reserve additions in the South area are a result of the Company's pre-feasibility work at the Vantage Complex project, and exploration and confirmatory drilling, geological modelling and metallurgical testing at the Vantage, Luxe and Saddle pits. The pre-feasibility study also contemplates construction of a new heap leach pad with associated processing facilities and infrastructure. The preliminary capital estimate for the Vantage Complex project is expected to be in the range of $90 - $120 million, with major works expected to begin in the first half of 2018. The proposed design of the facilities allows for the full development of the Vantage, Luxe and Saddle pits, which have a combined 28 million tonnes of ore at an average grade of 0.63 grams per tonne, and makes accommodation for future development of additional potential satellite pits in the South area, with forecast incremental capacity for 34 million tonnes of ore, for a total capacity of 62 million tonnes.

A net addition 0.27 million ounces of inferred mineral resources were added to estimates at Bald Mountain as of December 31, 2016, mainly as a result of drilling, refinements to mineral resource models, and engineering optimization.

Russia projects update

Kinross' Russian development projects continue to advance as planned. At September Northeast, located approximately 15 kilometres from Dvoinoye, stripping has commenced, with the project completed on time and on budget. At the Moroshka project, located approximately four kilometres from Kupol, decline development and the installation of limited surface infrastructure is underway, with portal construction now 30% complete. Mining is on schedule to commence in the first half of 2018. These two additional sources of ore are expected to add high-margin ounces into the mine plan, contributing to a one-year mine life extension at Kupol-Dvoinoye to 2021.

A dry-stack tailings filter cake plant has been constructed at Kupol and is currently being commissioned. The plant allows for tailings storage for the current mineral reserves estimates, and flexibility to permit additional storage capacity for potential mine life extensions.

Round Mountain Phase W

Infill, geostatistical, geotechnical, and metallurgical drilling on the Phase W project continued during the fourth quarter of 2016 to support the Phase W feasibility study. The drill program upgraded a total of 1.3 million ounces to the Company's measured and indicated mineral resources estimates and added 1.7 million ounces to its inferred mineral resources estimates as at December 31, 2016. Feasibility study activities are now fully underway, with a focus on mine plan optimization, geologic modelling, metallurgical and geotechnical test work, and engineering of required infrastructure. Permitting activities in support of the project are also ongoing. The feasibility study on Phase W is expected to be completed in the third quarter of 2017.

The Phase W expansion project could potentially extend life of mine at Round Mountain, one of the most consistent mines in the Company's portfolio.

La Coipa project update

At La Coipa, the Phase 7 district drill program was completed in the third quarter of 2016 for a total of 9,257 metres drilled. The program identified mineralized extensions to Pompeya and Catalina, and defined the new Belen mineralized zone. The target will undergo further review, although drilling in 2017 may focus on other target zones in the Company's portfolio.

Paracatu Optimization Study

At Paracatu, the Company has recently launched an asset optimization study, which is expected to be completed in late 2017. The objective of the study is to determine the optimal mine plan after taking into account recent improvements such as the successful re-processing of tailings, the blending of ores to extend Plant 1 life, and several other continuous improvement initiatives. The study will also assess the impact of recently encountered challenges, such as throughput variances in quartzite-impacted zones, lower realized recoveries in certain zones of the ore body, water shortages, and local cost inflation.

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company's open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Equity offering

On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million.  On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share.  The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million.

Board of Directors update

The Board of Directors of Kinross appointed Mr. Ian Atkinson as a Director effective February 10, 2016.  Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold Inc.  Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who had been a Kinross Board member since 2005, decided to retire and not stand for re-election at the Company's Annual General Meeting of Shareholders held in May 2016.

Executive update

  On August 17, 2016, the Company announced the appointments of Lauren Roberts as Chief Operating Officer and Paul Tomory as Chief Technical Officer, a new role within the senior leadership team, both effective January 1, 2017. Mr. Roberts replaced Warwick Morley-Jepson, whose departure was also announced on August 17, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
(in millions, except ounces and per ounce amounts)	2016	2015	2014	Change	% Change	Change	% Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,810,345	2,620,262	2,739,044	190,083	7%	(118,782)	(4%)
Sold (b)	2,778,902	2,634,867	2,743,398	144,035	5%	(108,531)	(4%)

Attributable gold equivalent ounces (a)
Produced (b)	2,789,150	2,594,652	2,710,390	194,498	7%	(115,738)	(4%)
Sold (b)	2,758,306	2,608,870	2,715,358	149,436	6%	(106,488)	(4%)

Gold ounces - sold	2,697,912	2,562,219	2,669,278	135,693	5%	(107,059)	(4%)
Silver ounces - sold (000's)	5,913	5,378	4,923	535	10%	455	9%
Average realized gold price per ounce	$1,249	$1,159	$1,263	$90	8%	$(104)	(8%)

Financial data
Metal sales	$3,472.0	$3,052.2	$3,466.3	$419.8	14%	$(414.1)	(12%)
Production cost of sales	$1,983.8	$1,834.8	$1,971.2	$149.0	8%	$(136.4)	(7%)
Depreciation, depletion and amortization	$855.0	$897.7	$874.7	$(42.7)	(5%)	$23.0	3%
Impairment charges	$139.6	$699.0	$1,251.4	$(559.4)	(80%)	$(552.4)	(44%)
Operating earnings (loss)	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%
Net loss attributable to common shareholders	$(104.0)	$(984.5)	$(1,400.0)	$880.5	89%	$415.5	30%

(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.

(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1 and 2014 - 66.29:1).

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Operating Earnings (Loss) by Segment

	Years ended December 31,			2016 vs. 2015		2015 vs. 2014
(in millions)	2016	2015	2014	Change	% Change (c)	Change	% Change

Operating segments
Fort Knox	$110.0	$(180.8)	$99.9	$290.8	161%	$(280.7)	nm
Round Mountain	85.8	(8.9)	44.0	94.7	nm	(52.9)	(120%)
Bald Mountain	(37.4)	-	-	(37.4)	(100%)	-	-
Kettle River-Buckhorn	64.0	30.3	(45.6)	33.7	111%	75.9	166%
Paracatu	36.2	24.4	69.3	11.8	48%	(44.9)	(65%)
Maricunga	(150.6)	(60.4)	36.3	(90.2)	(149%)	(96.7)	nm
Kupol (a)	345.3	150.1	297.4	195.2	130%	(147.3)	(50%)
Tasiast	(119.9)	(361.2)	(571.4)	241.3	67%	210.2	37%
Chirano	(58.0)	(70.1)	(365.4)	12.1	17%	295.3	81%
Non-operating segment
Corporate and Other (b)	(229.1)	(266.3)	(591.7)	37.2	14%	325.4	55%
Total	$46.3	$(742.9)	$(1,027.2)	$789.2	106%	$284.3	28%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.
(b) "Corporate and Other" includes operating costs that are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale and White Gold).

(c) "nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	31,750	22,761	8,989	39%
Tonnes processed (000's) (a)	42,360	38,664	3,696	10%
Grade (grams/tonne)(b)	0.69	0.76	(0.07)	(9%)
Recovery(b)	82.8%	82.9%	(0.1% )	(0%)
Gold equivalent ounces:
Produced	409,844	401,553	8,291	2%
Sold	408,059	402,104	5,955	1%

Financial Data (in millions)
Metal sales	$510.8	$467.0	$43.8	9%
Production cost of sales	302.2	252.8	49.4	20%
Depreciation, depletion and amortization	88.7	130.3	(41.6)	(32%)
Impairment charges	-	252.7	(252.7)	(100%)
	119.9	(168.8)	288.7	171%
Exploration and business development	8.9	10.6	(1.7)	(16%)
Other	1.0	1.4	(0.4)	(29%)
Segment operating earnings (loss)	$110.0	$(180.8)	$290.8	161%

(a) Includes 29,142,000 tonnes placed on the heap leach pads during 2016 (2015 - 25,218,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.27 grams per tonne during 2016 (2015 - 0.27 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2016 vs. 2015

During 2016, tonnes of ore mined increased by 39% compared with 2015, primarily due to planned mine sequencing, which involved mining activities focused on the Phase 7 South and Phase 8 West areas of the Fort Knox pit as well as shorter haul cycles of mining activities. Tonnes of ore processed increased by 10% in 2016 compared with 2015, largely due to an increase in lower grade ore being stacked on the leach pads as a result of milder winter conditions experienced during the first quarter of 2016 and an increase in leach grade ore mined during the third quarter of 2016. Mill grades were 9% lower in 2016 compared with 2015 as a result of mine sequencing.  Gold equivalent ounces produced increased by 2% compared with 2015, primarily due to an increase in gold ounces recovered from the heap leach pads, partially offset by the lower mill grade.

Metal sales were 9% higher in 2016 compared with 2015 due to increases in metal prices realized and gold equivalent ounces sold. During 2016, production cost of sales were higher by 20% compared with 2015, of which 12% was the result of an increase in operating waste mined and 2% was due to higher reagent and labour costs, partially offset by lower fuel costs, which was driven by a decrease in diesel prices. Depreciation, depletion and amortization in 2016 decreased by 32% compared with 2015, mainly due to a decrease in the depreciable asset base resulting from the impairment charge recognized at December 31, 2015.

At December 31, 2015, the Company recorded impairment charges of $252.7 million, comprised of $249.5 million related to property, plant and equipment and $3.2 million related to inventory.  The non-cash impairment charge related to property, plant and equipment was primarily due to a reduction in the Company's estimates of future metal prices.  No such impairment charges were recognized in 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

  Round Mountain (2016: 100% ownership; 2015: 50% ownership and operator and Barrick 50%) – USA

	Years ended December 31,
	2016 (a)	2015	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's)(b)	23,530	26,134	(2,604)	(10%)
Tonnes processed (000's)(b)	23,713	22,084	1,629	7%
Grade (grams/tonne)(c)	0.98	0.93	0.05	5%
Recovery(c)	80.7%	77.4%	3.3%	4%
Gold equivalent ounces:
Produced	378,264	197,818	180,446	91%
Sold	377,910	195,781	182,129	93%

Financial Data (in millions)
Metal sales	$477.1	$228.1	$249.0	109%
Production cost of sales	292.0	146.9	145.1	99%
Depreciation, depletion and amortization	94.7	44.9	49.8	111%
Impairment charges	-	44.0	(44.0)	(100%)
	90.4	(7.7)	98.1	nm
Exploration and business development	4.6	1.2	3.4	nm
Segment operating earnings (loss)	$85.8	$(8.9)	$94.7	nm

(a) On January 11, 2016, Kinross completed its acquisition of the remaining 50% interest in the Round Mountain gold mine from Barrick. Results include 100% of Round Mountain from January 11, 2016 to December 31, 2016.

(b) Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 20,084,000 tonnes placed on the heap leach pads during 2016 (2015 - 19,368,000 tonnes).

c) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.44 grams per tonne for 2016 (2015 - 0.42 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d) "nm" means not meaningful.

  The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine    from Barrick.

2016 vs. 2015

During 2016, tonnes of ore mined decreased by 10% compared with 2015, primarily due to longer hauls and narrower mining width from the current phase of mining. Tonnes of ore processed in 2016 were higher by 7% compared with 2015, largely due to higher mill throughput as a result of operational improvements and an increase in planned leached tonnes of ore mined, which resulted in more tonnes placed on the heap leach pads. Mill recoveries in 2016 were 4% higher compared with the same period in 2015, largely due to improvements in the operating efficiency of the mill as a result of its recommissioning in March 2015 after the mill fire.  During 2016, gold equivalent ounces produced increased by 91% compared with the same period in 2015, primarily due to the acquisition and the increases in mill throughput and recoveries, partially offset by a decrease in ounces recovered from the heap leach pads.

Metal sales increased to $477.1 million in 2016 from $228.1 million in 2015 due to an increase in gold equivalent ounces sold, mainly as a result of the acquisition, and an increase in metal prices realized. During 2016, production cost of sales increased to $292.0 million from $146.9 million in 2015, primarily due to the increase in gold equivalent ounces sold, partially offset by an 18% decrease in fuel cost, a 27% decrease in electricity cost and lower reagent costs.  Depreciation, depletion and amortization increased to $94.7 million in 2016 from $44.9 million in 2015, primarily due to the acquisition, partially offset by an increase in mineral reserves at December 31, 2015.

At December 31, 2015, the Company recorded impairment charges of $44.0 million, including $43.0 million related to property, plant and equipment due to a reduction in the Company's estimates of future metal prices.  No such impairment charges were recognized in 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Bald Mountain (100% ownership and operator) – USA

Period ended
December 31, 2016
Operating Statistics (a)
Tonnes ore mined (000's)	10,656
Tonnes processed (000's)	10,656
Grade (grams/tonne)	0.64
Gold equivalent ounces:
Produced	130,144
Sold	111,464

Financial Data (in millions)
Metal sales	$139.6
Production cost of sales	131.7
Depreciation, depletion and amortization	38.6
(30.7)
Exploration and business development	4.7
Other	2.0
Segment operating loss	$(37.4)

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

During the period from January 11, 2016 to December 31, 2016, ore mined and processed at Bald Mountain amounted to 10,656,000 tonnes, ore placed on the heap leach pad had an average grade of 0.64 g/t.  Bald Mountain produced and sold 130,144 and 111,464 gold equivalent ounces, respectively.

During the same period, metal sales of $139.6 million, net of cost of sales, depreciation, depletion and amortization, and exploration and business development expenses, resulted in an operating loss of $37.4 million.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	438	369	69	19%
Tonnes processed (000's)	441	437	4	1%
Grade (grams/tonne)	7.84	7.75	0.09	1%
Recovery	93.3%	92.3%	1.0%	1%
Gold equivalent ounces:
Produced	112,274	97,368	14,906	15%
Sold	112,038	97,576	14,462	15%

Financial Data (in millions)
Metal sales	$139.8	$113.3	$26.5	23%
Production cost of sales	73.0	81.6	(8.6)	(11%)
Depreciation, depletion and amortization	1.3	12.0	(10.7)	(89%)
	65.5	19.7	45.8	nm
Exploration and business development	2.2	2.0	0.2	10%
Other	(0.7)	(12.6)	11.9	94%
Segment operating earnings	$64.0	$30.3	$33.7	111%

(a) "nm" means not meaningful.

The Kettle River–Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2016 vs. 2015

During 2016, gold equivalent ounces produced and sold increased by 15%, compared with 2015, primarily due to timing of ounces processed through the mill.

Metal sales increased by 23% in 2016 compared with 2015 due to increases in gold equivalent ounces sold and metal prices realized.  During 2016, production cost of sales decreased by 11% compared with 2015, of which 7% was due to lower labour, contractor and material costs.  Depreciation, depletion and amortization decreased by 89% in 2016 compared with 2015, largely as a result of a decrease in the depreciable asset base as Kettle River-Buckhorn nears the end of its mine life.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	47,206	47,750	(544)	(1%)
Tonnes processed (000's)	46,816	45,277	1,539	3%
Grade (grams/tonne)	0.45	0.44	0.01	2%
Recovery	72.3%	75.4%	(3.1%)	(4%)
Gold equivalent ounces:
Produced	483,014	477,662	5,352	1%
Sold	482,827	484,732	(1,905)	(0%)

Financial Data (in millions)
Metal sales	$599.6	$559.8	$39.8	7%
Production cost of sales	346.4	374.3	(27.9)	(7%)
Depreciation, depletion and amortization	142.7	147.5	(4.8)	(3%)
Impairment charges	-	3.3	(3.3)	(100%)
	110.5	34.7	75.8	nm
Other	74.3	10.3	64.0	nm
Segment operating earnings	$36.2	$24.4	$11.8	48%

(a) "nm" means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.
2016 vs. 2015

During 2016, tonnes of ore mined decreased slightly and tonnes of ore processed increased slightly compared with 2015, primarily due to planned mine sequencing. The change in grades and recoveries in 2016 compared with 2015 was largely due to the metallurgical characteristics of the ore mined.   Gold equivalent ounces produced increased slightly compared with 2015, primarily due to higher throughput, which included an increase in gold recovered from the processing of Santo Antonio tailings, partially offset by a decrease in mill recoveries.

Metal sales increased by 7% in 2016 compared with 2015 due to an increase in metal prices realized.  Production cost of sales were lower by 7% in 2016 compared with 2015, primarily due to favourable foreign exchange movements resulting from the effectiveness of the Company's hedge program, and lower costs of milling supplies. The decreases were partially offset by an increase in contractor costs and fuel consumption related to the Santo Antonio tailings reprocessing project. Depreciation, depletion and amortization were 3% lower compared with 2015, primarily due to a decrease in the depreciable asset base.

During 2016, other costs of $74.3 million included $58.0 million related to a write-off of value-added tax ("VAT") receivables and settlement of VAT disputes due to regulatory changes in Brazil.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	6,059	12,261	(6,202)	(51%)
Tonnes processed (000's)	6,508	12,790	(6,282)	(49%)
Grade (grams/tonne)	0.67	0.75	(0.08)	(11%)
Gold equivalent ounces:
Produced	175,532	212,155	(36,623)	(17%)
Sold	175,670	214,055	(38,385)	(18%)

Financial Data (in millions)
Metal sales	$219.4	$249.1	$(29.7)	(12%)
Production cost of sales	145.2	216.1	(70.9)	(33%)
Depreciation, depletion and amortization	34.4	27.3	7.1	26%
Impairment charges	139.6	48.7	90.9	187%
	(99.8)	(43.0)	(56.8)	(132%)
Other	50.8	17.4	33.4	192%
Segment operating loss	$(150.6)	$(60.4)	$(90.2)	(149%)

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998.  On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation ("Bema"). During the third quarter of 2016, the mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority (the "SMA").

2016 vs. 2015

During 2016, tonnes of ore mined and processed decreased by 51% and 49%, respectively, compared with 2015, primarily due to the suspension of mining and crushing operations in the third quarter of 2016 as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority (the "SMA"). In 2015, mining and crushing operations were suspended due to the stockpile tower replacement and the extreme weather event in March 2015.  During 2016, grades decreased by 11% compared with 2015 as a result of planned mine sequencing.  Gold equivalent ounces produced and sold decreased by 17% and 18% respectively, compared with 2015, primarily due to the decrease in grades and the tonnes of ore placed on the heap leach pads.

Metal sales in 2016 decreased by 12%, compared with 2015 due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  During 2016, production cost of sales decreased by 33% compared with 2015, primarily due to the decrease in gold equivalent ounces sold and lower labour, contractor, energy, reagent and maintenance costs as a result of the suspension of mining activities.  Depreciation, depletion and amortization increased by 26% in 2016 compared with 2015, primarily due to a decrease in mineral reserves at December 31, 2015.

At September 30, 2016, the Company recorded impairment charges of $139.6 million, comprised of $68.3 million related to property, plant and equipment and $71.3 million related to inventory. The non-cash impairment charges resulted from the suspension of mining in the third quarter of 2016.  At December 31, 2015, the Company recorded an impairment charge of $24.2 million due to a reduction of the carrying value of inventory to its net realizable value. In addition, at June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the March 2015 extreme weather event, which resulted in an increase in the per ounce cost to complete inventory.

During 2016, other costs of $50.8 million included $20.1 million related to the suspension of mining activities and $27.3 million related to reclamation and remediation costs. During 2015, other costs of $17.4 million were incurred, primarily related to the March 2015 extreme weather event.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	2,002	1,897	105	6%
Tonnes processed (000's)	1,710	1,680	30	2%
Grade (grams/tonne):
Gold	12.72	13.52	(0.80)	(6%)
Silver	103.38	100.75	2.63	3%
Recovery:
Gold	95.3%	95.4%	(0.1%)	(0%)
Silver	87.8%	86.7%	1.1%	1%
Gold equivalent ounces: (c)
Produced	734,143	758,563	(24,420)	(3%)
Sold	736,001	764,613	(28,612)	(4%)
Silver ounces:
Produced (000's)	4,909	4,700	209	4%
Sold (000's)	4,902	4,730	172	4%

Financial Data (in millions)
Metal sales	$919.2	$883.2	$36.0	4%
Production cost of sales	324.3	362.8	(38.5)	(11%)
Depreciation, depletion and amortization	236.8	271.3	(34.5)	(13%)
Impairment charges	-	84.7	(84.7)	(100%)
	358.1	164.4	193.7	118%
Exploration and business development	13.3	14.5	(1.2)	(8%)
Other	(0.5)	(0.2)	(0.3)	(150%)
Segment operating earnings	$345.3	$150.1	$195.2	130%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.
(b) Includes 665,000 tonnes of ore mined from Dvoinoye during 2016 (2015 - 605,000 tonnes).
(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2016 was 72.95:1 (2015 - 73.92:1).

  The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2016 vs. 2015

During 2016, tonnes of ore mined increased by 6%, compared with 2015, primarily due to increased mining activities at Dvoinoye and more favourable underground conditions at Kupol. Tonnes of ore processed increased by 2%, compared with 2015 largely due to an increase in performance of the mill.  Gold grades were 6% lower during 2016 compared with 2015, largely due to lower grades processed from the Upper Central stopes at Dvoinoye, consistent with the mine plan. Gold equivalent ounces produced decreased by 3% in 2016, compared with 2015 due to lower gold grades, partially offset by slightly higher mill throughput. During 2016, gold equivalent ounces sold exceeded production due to the timing of shipments.

Metal sales increased by 4% in 2016, compared with 2015 due to an increase in metal prices realized, partially offset by a reduction in gold equivalent ounces sold.  During 2016, production cost of sales decreased by 11% compared with 2015, primarily due to the decrease in gold equivalent ounces sold, lower labour and fuel costs as a result of favourable foreign exchange movements and a decrease in maintenance costs.  Depreciation, depletion and amortization decreased by 13% compared with 2015 due to the decrease in gold equivalent ounces sold and a decrease in the depreciable asset base. At December 31, 2015, the Company recorded an impairment charge of $84.7 million to reduce the carrying value of inventory to its net realizable value.  No such impairment charges were recognized during 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,973	5,195	2,778	53%
Tonnes processed (000's) (a)	7,227	4,080	3,147	77%
Grade (grams/tonne) (b)	1.80	2.17	(0.37)	(17%)
Recovery (b)	92.0%	90.5%	1.5%	2%
Gold equivalent ounces:
Produced	175,176	219,045	(43,869)	(20%)
Sold	168,969	216,040	(47,071)	(22%)

Financial Data (in millions)
Metal sales	$208.0	$249.4	$(41.4)	(17%)
Production cost of sales	179.3	220.6	(41.3)	(19%)
Depreciation, depletion and amortization	96.4	80.9	15.5	19%
Impairment charges	-	259.7	(259.7)	(100%)
	(67.7)	(311.8)	244.1	78%
Exploration and business development	5.9	14.1	(8.2)	(58%)
Other	46.3	35.3	11.0	31%
Segment operating loss	$(119.9)	$(361.2)	$241.3	67%

(a) Includes 4,768,000 tonnes placed on the dump leach pads during 2016 (2015 - 1,538,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.44 grams per tonne during 2016 (2015 - 0.55 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

  Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. ("Red Back").  The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2016 vs. 2015

Tonnes of ore mined increased by 53% in 2016 compared with 2015, primarily due to planned mine sequencing that involved mining a higher proportion of lower grade leachable ore from the West Branch deposit.   During 2016  there was an increase in the mining rate to support the higher mill throughput rate of over 8,000 t/d achieved from continuous improvement initiatives completed in the fourth quarter of 2015. Tonnes of ore processed were 77% higher compared with 2015, largely due to an increase in tonnes placed on the dump leach pads as a result of planned mine sequencing and the higher mill throughput rate. The increases in tonnes of ore mined and processed were partially offset by the negative impact of the 6 week temporary suspension of mining and processing activities between June and August 2016. Grades relating to the ore processed through the mill and placed on dump leach pads decreased by 17% and 20%, respectively, compared with 2015, mainly due to planned mine sequencing.  During 2016, gold equivalent ounces produced decreased by 20% compared with the same period in 2015, primarily due to the decrease in mill grade, a decrease in ounces recovered from the dump leach pads, and the temporary suspension of operations.

Metal sales decreased by 17% compared with 2015 due to a decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  During 2016, production cost of sales were lower by 19% compared with 2015, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 19% in 2016 compared with 2015, largely due to a decrease in mineral reserves at December 31, 2015 and an increase in the depreciable asset base.

At December 31, 2015, the Company recorded impairment charges of $259.7 million, comprised of $147.0 million related to property, plant and equipment, $98.0 million related to inventory and $14.7 million related to other assets.  The non-cash impairment charge related to property, plant and equipment was primarily due to a reduction in the Company's estimates of future metal prices.  The impairment charge for inventory was recognized to reduce the carrying value of certain supplies and metal inventory to net realizable value. No such impairment charges were recognized during 2016.

During 2016, other operating costs of $46.3 million included $20.3 million of costs associated with the temporary suspension of operations.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Chirano (90% ownership and operator) – Ghana(a)

	Years ended December 31,
	2016	2015	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	2,722	3,046	(324)	(11%)
Tonnes processed (000's)	3,458	3,492	(34)	(1%)
Grade (grams/tonne)	2.10	2.51	(0.41)	(16%)
Recovery	91.4%	90.6%	0.8%	1%
Gold equivalent ounces:
Produced	211,954	256,098	(44,144)	(17%)
Sold	205,964	259,966	(54,002)	(21%)

Financial Data (in millions)
Metal sales	$258.5	$302.3	$(43.8)	(14%)
Production cost of sales	189.7	179.7	10.0	6%
Depreciation, depletion and amortization	109.9	175.0	(65.1)	(37%)
Impairment charges	-	5.9	(5.9)	(100%)
	(41.1)	(58.3)	17.2	30%
Exploration and business development	8.9	13.5	(4.6)	(34%)
Other	8.0	(1.7)	9.7	nm
Segment operating loss	$(58.0)	$(70.1)	$12.1	17%

(a) Operating and financial data are at 100% for all periods.
(b) "nm" means not meaningful.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back.  Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city.  A 10% carried interest is held by the government of Ghana.

2016 vs. 2015

During 2016, tonnes of ore mined decreased by 11% compared with 2015, primarily due to the suspension of activities in the Mamnao open pit and fewer tonnes mined from the Akwaaba underground deposit. These decreases were partially offset by an increase in tonnes mined from the Paboase underground deposit due to production ramp-up and from the Tano open pit, which was fully operational throughout 2016.  During 2016, grades were 16% lower, mainly due to lower grade ore mined at Paboase compared with higher grade ore mined during 2015 at Akwaaba.  Gold equivalent ounces produced were 17% lower compared with 2015, primarily due to the lower grades.

During 2016, metal sales were lower by 14% compared with 2015 due to a decrease in gold equivalent ounces sold, partially offset by an 8% increase in metal prices realized.  Production cost of sales increased by 6% compared with 2015, primarily due to a 22% increase in power costs, as well as higher fuel, maintenance and consultancy costs. The increases were partially offset by the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased by 37% compared with 2015, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at December 31, 2015.

At December 31, 2015, the Company recorded an impairment charge of $5.9 million to reduce the carrying value of inventory to its net realizable value.  No such impairment charges were recognized during 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Impairment charges

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Property, plant and equipment (i)	$68.3	$439.5	$(371.2)	(84%)
Inventory (ii)	71.3	259.5	(188.2)	(73%)
Impairment charges	$139.6	$699.0	$(559.4)	(80%)

i.	Property, plant and equipment

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment.  No impairment charges were recorded as a result of the Company's annual assessment of impairment at December 31, 2016.

At December 31, 2015, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of decreases in the Company's short-term and long-term gold price estimates.  The impairment charge was entirely related to property, plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain.  The Fort Knox impairment charge was net of a tax recovery of $9.3 million, which was recorded within income tax expense. The significant estimates and assumptions used in the impairment assessments are disclosed in Note 3 to the financial statements.
Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory and other assets

During 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining in the third quarter of 2016.

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets.  The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value.

Other operating expense

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Other operating expense	$209.3	$76.2	$133.1	175%

  In 2016, other operating expense included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil and $40.4 million in costs related to the suspension of mining activities at Maricunga and Tasiast which were not forecasted, as well as care and maintenance and other costs.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Exploration and business development

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Exploration and business development	$94.3	$108.0	$(13.7)	(13%)

During 2016, exploration and business development expenses were $94.3 million compared with $108.0 million in 2015.  Of the total exploration and business development expense, expenditures on exploration totaled $67.4 million in 2016 compared with $79.9 million in 2015.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $3.1 million compared with $11.7 million during 2015 due to reduced exploration activities.
Kinross was active on more than 23 mine sites, near-mine and greenfield initiatives in 2016, with a total 277,955 metres drilled.  In 2015, Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives, with a total of 339,708 metres drilled.

General and administrative

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
General and administrative	$143.7	$179.4	$(35.7)	(20%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs were lower by $35.7 million in 2016 compared with 2015 as a result of cost reduction activities completed in the second half of 2015, which were in effect for the full year in 2016.

Other income (expense) – net

	Years ended December 31,
(in millions)	2016	2015	Change	% Change (a)
Gains (losses) on sale of other assets - net	$9.7	$(16.2)	$25.9	160%
Impairment of investments	-	(7.6)	7.6	100%
Foreign exchange losses	(6.3)	(30.6)	24.3	79%
Net non-hedge derivative losses	(0.4)	(3.4)	3.0	88%
Other	19.5	37.5	(18.0)	48%
Other income (expense) - net	$22.5	$(20.3)	$42.8	nm
(a) "nm" means not meaningful.

During 2016, other income (expense) increased to income of $22.5 million from an expense of $20.3 million in 2015.  The discussion below details the significant changes in other income (expense) for 2016 compared with 2015.
Gains (losses) on sale of other assets - net

During 2016, the sale of other assets resulted in a gain of $9.7 million compared with a loss of $16.2 million in 2015.

Impairment of investments

As at December 31, 2015, the Company recognized impairment charges of $7.6 million on certain of its available-for-sale investments due to a significant or prolonged decline in the fair value of the investments. No such impairment charges were recognized in 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Foreign exchange losses

During 2016, foreign exchange losses were $6.3 million compared with losses of $30.6 million in 2015.  The foreign exchange losses of $6.3 million in 2016 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Brazilian real, Chilean peso and Canadian dollar and strengthened against the Mauritanian ouguiya as at December 31, 2016 relative to December 31, 2015.

During 2015, the foreign exchange losses of $30.6 million were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar, Ghanaian cedi and Mauritanian ouguiya at December 31, 2015 relative to December 31, 2014.

Other

Other gains of $19.5 million recognized in 2016 included insurance recoveries of $13.0 million related to Round Mountain. In 2015, other gains of $37.5 million included insurance recoveries of $31.7 million related to Chirano and Maricunga.

Finance expense

	Years ended December 31,
(in millions)	2016	2015	Change	% Change
Finance expense	$134.6	$96.0	$38.6	40%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $38.6 million compared with 2015, primarily due to an increase in interest expense. During 2016, interest expense was $100.4 million compared with $68.2 million in 2015, with the increase primarily due to a decrease in interest capitalized.  Interest capitalized was $15.2 million in 2016 compared with $40.5 million in 2015, with the decrease mainly due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax expense in 2016 was $49.6 million, compared with $141.7 million in 2015.  The $49.6 million expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition.  The $141.7 million expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, income tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for 2016 and 2015 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Years ended December 31,
(in millions)	2016	2015	Change	% Change (a)
Cash flow
Provided from operating activities	$1,099.2	$831.6	$267.6	32%
Used in investing activities	(1,270.1)	(631.6)	(638.5)	(101%)
Used in financing activities	(48.3)	(131.7)	83.4	63%
Effect of exchange rate changes on cash and cash equivalents	2.3	(7.9)	10.2	129%
Increase (decrease) in cash and cash equivalents	(216.9)	60.4	(277.3)	nm
Cash and cash equivalents, beginning of period	1,043.9	983.5	60.4	6%
Cash and cash equivalents, end of period	$827.0	$1,043.9	$(216.9)	(21%)

(a) "nm" means not meaningful.

Cash and cash equivalent balances decreased by $216.9 million in 2016 compared with an increase of $60.4 million in 2015.  Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2016 vs. 2015

Net cash flow provided from operating activities increased by $267.6 million in 2016 compared with 2015, with the increase largely due to higher margins.

Investing Activities

2016 vs. 2015

Net cash flow used in investing activities was $1,270.1 million in 2016 compared with $631.6 million in 2015.  The primary uses of cash in 2016 were for the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine for $588.0 million and capital expenditures of $633.8 million. In 2015, the primary use of cash was capital expenditures of $610.0 million.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

The following table presents a breakdown of capital expenditures on a cash basis:

	Year ended December 31,		2016 vs. 2015
(in millions)	2016	2015	Change	% Change
Operating segments
Fort Knox	$70.2	$140.8	$(70.6)	(50%)
Round Mountain	71.9	48.5	23.4	48%
Bald Mountain	40.5	-	40.5	100%
Kettle River - Buckhorn	-	0.6	(0.6)	(100%)
Paracatu	108.5	112.7	(4.2)	(4%)
Maricunga	5.1	24.5	(19.4)	(79%)
Kupol (a)	88.8	55.9	32.9	59%
Tasiast	190.9	161.2	29.7	18%
Chirano	46.6	30.5	16.1	53%
Non-operating segment
Corporate and Other (b)	11.3	35.3	(24.0)	(68%)
Total	$633.8	$610.0	$23.8	4%

(a) Includes $14.4 million of capital expenditures at Dvoinoye during 2016 (2015 - $14.5 million).
(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

During 2016, capital expenditures increased by $23.8 million compared with 2015, primarily due to higher spending resulting from the acquisition of Bald Mountain and 50% of Round Mountain as well as at Kupol, Tasiast and Chirano. These increases were partially offset by lower spending at Fort Knox as a result of lower capitalized stripping in 2016 and haulage trucks purchased in 2015, lower expenditures at Maricunga as a result of the suspension of mining activities, and lower expenditures in the Corporate and other segment.

Financing Activities

2016 vs. 2015

Net cash flow used in financing activities was $48.3 million in 2016 compared with cash used of $131.7 million in 2015.  During 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to underwriters on the exercise of their over-allotment option.  On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016.  On September 1, 2016, the Company repaid the principal amount of $250.0 million of the senior notes upon maturity. During 2015, the Company repaid debt of $80.0 million on the Kupol loan.  Interest paid during 2016 was $95.3 million, of which $73.5 million was included in financing activities.  Total interest paid during 2015 was $91.5 million, of which $48.8 million was included in financing activities.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Balance Sheet

	As at December 31,
(in millions)	2016	2015	2014
Cash and cash equivalents	$827.0	$1,043.9	$983.5
Current assets	$2,080.7	$2,292.1	$2,587.1
Total assets	$7,979.3	$7,735.4	$8,951.4
Current liabilities, including current portion of long-term debt	$637.7	$701.8	$604.4
Total long-term financial liabilities(a)	$2,594.4	$2,452.7	$2,779.0
Total debt, including current portion	$1,733.2	$1,981.4	$2,058.1
Total liabilities	$3,795.0	$3,802.2	$4,059.6
Common shareholders' equity	$4,145.5	$3,889.3	$4,843.0
Non-controlling interest	$38.8	$43.9	$48.8
Statistics
Working capital (b)	$1,443.0	$1,590.3	$1,982.7
Working capital ratio (c)	3.26:1	3.27:1	4.28:1
(a) Includes long-term debt and provisions.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At December 31, 2016, Kinross had cash and cash equivalents of $827.0 million, a decrease of $216.9 million from the balance as at December 31, 2015, primarily due to net cash outflows of $588.0 million used in the acquisition, capital expenditures of $633.8 million, repayment of debt of $250.0 million, and $59.8 million for additions to long-term investments and other assets, partially offset by net operating cash flows of $1,099.2 million and net proceeds of $275.7 million received from the equity issuance.  Current assets decreased to $2,080.7 million, mainly due to the decrease in cash and cash equivalents, partially offset by an increase in trade receivables.  Total assets increased by $243.9 million to $7,979.3 million, largely due to the acquisition.  Current liabilities decreased to $637.7 million, primarily due to the repayment of the current portion of the senior notes of $250.0 million, partially offset by an increase in accounts payable and accrued liabilities and income tax payable.  Total long-term financial liabilities were higher by $141.7 million, primarily due to an increase in provisions as a result of the acquisition.

At December 31, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $60.4 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $831.6 million, partially offset by cash outflows of $610.0 million used in the purchase of property, plant and equipment, $59.7 million for additions to long-term investments and other assets, and $80.0 million for the repayment of the Kupol loan.  Current assets decreased to $2,292.1 million, mainly as a result of inventory impairment charges, partially offset by the increase in cash and cash equivalents.  Total assets decreased by $1,216.0 million to $7,735.4 million, largely due to impairment charges related to inventory and property, plant and equipment.  Current liabilities increased to $701.8 million, largely due to the increase in the current portion of long-term debt related to the $250.0 million senior notes due in August 2016. This was partially offset by the $80.0 million repayment of the Kupol loan during 2015.  Total debt decreased by $76.7 million to $1,981.4 million, primarily due to the repayment of the Kupol loan.

As of February 14, 2017, there were 1,245.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 12.4 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Financings and Credit Facilities

Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

The senior notes referred to above (collectively, the "notes") pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.
Kupol loan
On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20.0 million, resulting in full repayment of the loan.
Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility's term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at December 31, 2016, the Company had utilized $104.5 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at December 31, 2016, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Other

Effective June 30, 2016, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2017.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at December 31, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at December 31, 2016, the Company had $117.7 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company's operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

Credit Facility Utilization:
	As at December 31,
(in millions)	2016	2015
Utilization of revolving credit facility	$(104.5)	$(31.3)
Utilization of EDC facility	(215.1)	(212.7)
Borrowings	$(319.6)	$(244.0)

Available under revolving credit facility	$1,395.5	$1,468.7
Available under EDC credit facility	34.9	37.3
Available credit	$1,430.4	$1,506.0

Total debt of $1,733.2 million at December 31, 2016 consists of $1,235.8 million for the senior notes and $497.4 million for the corporate term loan facility.  The current portion of this debt at December 31, 2016 is $nil.

Liquidity Outlook

In 2016, the Company repaid its $250.0 million 3.625% senior notes. The Company has no scheduled debt repayments until 2020.

We believe that the Company's existing cash and cash equivalents balance of $827.0 million, available credit of $1,430.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2017.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2016:
(in millions)	Total	2017	2018	2019	2020	2021	2022 and thereafter
Long-term debt obligations (a)	$1,750.0	$-	$-	$-	$500.0	$500.0	$750.0
Operating lease obligations	41.3	16.6	13.6	5.3	2.4	1.0	2.4
Purchase obligations (b)	1,183.3	545.7	143.0	417.3	6.1	56.6	14.6
Reclamation and remediation obligations	1,365.0	85.3	50.5	48.5	132.4	73.9	974.4
Interest and other fees (a)	872.2	95.8	94.5	94.5	89.9	78.9	418.6
Total	$5,211.8	$743.4	$301.6	$565.6	$730.8	$710.4	$2,160.0

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2016.
(b) Includes both capital and operating commitments, of which $108.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at December 31, 2016:

Foreign currency	2017	2018	2019
Brazilian real zero cost collars
(in millions of U.S. dollars)	$85.8	$25.2	$-
Average put (Brazilian reais)	3.68	3.75	-
Average call (Brazilian reais)	4.11	4.12	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$52.5	$-	$-
Average price (Canadian dollars)	1.33	-	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$19.8	$-	$-
Average put (Russian roubles)	60.0	-	-
Average call (Russian roubles)	71.9	-	-
Oil swap contracts (barrels)	737,976	517,482	85,651
Average price	$46.21	$48.35	$48.17

The following new derivative contracts were entered into during the year ended December 31, 2016:

•	$63.0 million Canadian dollars at an average rate of 1.35 maturing from 2016 to 2017;
•	$111.0 million Brazilian reais at an average put and call strike of 3.70 and 4.11, respectively, maturing from 2017 to 2018;
•	$19.8 million Russian roubles at an average put and call strike of 60.0 and 71.9, respectively, maturing in 2017; and
•	1,600,189 barrels of crude oil at an average rate of $46.38 per barrel maturing from 2016 to 2019.
The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.  At December 31, 2016, 5,695,000 TRS units were outstanding.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2016	2015
Asset (liability)
Foreign currency forward and collar contracts	8.9	(13.8)
Energy swap contracts	12.3	(2.2)
Total return swap contracts	(6.2)	1.0
	$15.0	$(15.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability, if any, with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the SMA issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations.  On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the "reconsideration").  While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences.  Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices.   Beginning in May  2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  Evidentiary hearings took place in November and December 2016, and additional hearings in the matter are in the process of being scheduled.   CMM will continue to vigorously defend itself in these proceedings.

La Coipa Permit Proceedings

Although Mantos De Oro ("MDO") suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility.  La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000.  The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion.  The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated.  On March 16, 2016, the SMA, issued a resolution alleging violations under La Coipa's water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014.  On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016.  As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms.  Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (5 in total) and $15.4 million per alleged serious violation (2 in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the DIA (Declaration of Impact to Environment) permit for La Coipa's Phase 7 project.  On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed.  As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose.   If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received a "notice of intent to sue" letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys' fees under RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Kettle River-Buckhorn Regulatory Proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant.  On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014.  The Renewed Permit contained conditions that were more restrictive than the original discharge permit.  In addition, the Company felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement").  On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB").  In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action").  On July 30, 2015, the PCHB upheld the Renewed Permit.  Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned (the "Appeal").  Oral argument in that Appeal is set for February 22, 2017.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit.  The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016.  The companies timely made the required submittals.   On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal").  Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action that are currently pending before the Ferry County Court, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow the Ferry County Court to rule on those issues.  The PCHB granted the request for stay on August 26, 2016.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the Renewed Permit.  In the past, Crown and Kinross Gold U.S.A., Inc. have received a Notice of Intent to Sue letter from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of its Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit.  OHA's notice letter further recites that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

7.	SUMMARY OF QUARTERLY INFORMATION

	2016					2015
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	(a)	Q4	Q3	Q2	Q1
Metal sales	$902.8	$910.2	$876.4	$782.6		$706.2	$809.4	$755.2	$781.4
Net earnings (loss) attributable to common shareholders	$(116.5)	$2.5	$(25.0)	$35.0		$(841.9)	$(52.7)	$(83.2)	$(6.7)
Basic earnings (loss) per share attributable to common shareholders	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)	$(0.01)
Diluted earnings (loss) per share attributable to common shareholders	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)	$(0.01)
Net cash flow provided from operating activities	$302.6	$266.2	$315.9	$214.5		$182.2	$232.1	$167.2	$250.1
(a) As a result of reflecting the final purchase price adjustments for the acquisition retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the fourth quarter of 2016, revenue increased to $902.8 million on total gold equivalent ounces sold of 743,427 compared with $706.2 million on sales of 638,040 total gold equivalent ounces during the fourth quarter of 2015.  The average gold price realized in the fourth quarter of 2016 was $1,217 per ounce compared with $1,108 per ounce in the fourth quarter of 2015.
Production cost of sales increased to $529.4 million compared with $439.4 million in the same period of 2015, primarily due to an increase in gold equivalent ounces sold and the acquisition of Bald Mountain and the remaining 50% of Round Mountain, partially offset by lower production cost of sales resulting from the suspension of mining activities at Maricunga.

Fluctuations in foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment.  In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the purchase price to $588.0 million.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga CGU as a result of the suspension of mining activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million.  In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

Net operating cash flows increased to $302.6 million in the fourth quarter of 2016, compared with $182.2 million in the same period of 2015, primarily due to the increase in margins.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross' management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting.  In making this assessment, management used the criteria specified in Internal Controls - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures, and internal controls over financial reporting were effective as at December 31, 2016.

During 2016, Bald Mountain converted to a new ERP system. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.
Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross.  The risk factors below may include details of how Kinross seeks to mitigate these risks where possible.  For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2015, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2016, which will be filed on SEDAR on or about March 31, 2017.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver.  Gold and  silver   prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2016, the Company's average gold price realized increased to $1,249 per ounce from $1,159 per ounce in 2015.  If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations, possibly material.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced.  In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.  Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailing dam failures or other conditions, may be encountered in the drilling, processing and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.  There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that the most appropriate and cost-effective coverage available is obtained.

Environmental Impact and related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production.  The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities.  Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross.  In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims.  The costs associated with such responsibilities and liabilities may be substantial.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross' mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, and other matters.  The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America.  New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties.  Compliance with these laws and regulations is part of the business and requires significant expenditures.  Changes in laws and regulations, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross' operations or substantially increase the costs associated with those operations.  Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

Certain of the Company's operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition.  For further details refer to Section 6 Other legal matters.

Reclamation Costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations.  The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations.  In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations.  The amount and nature of financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates.  Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities.  There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance.  To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, where required  it could potentially result in closure of one or more of the Company's operations, which could have a material adverse effect on the financial condition of the Company.

Internal Controls

Kinross has invested resources to document and assess its system of internal controls over financial reporting and undertakes continuous evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), which requires an annual assessment by management of the effectiveness of Kinross' internal control over financial reporting and an attestation report by Kinross' independent auditors addressing the operating effectiveness of Kinross' internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX.  Kinross' failure to satisfy SOX requirements  on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross' business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross' operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an inability to satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so.  Kinross' level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross' ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross' growth strategy or other purposes; (b) limiting Kinross' ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross' vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross' ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross' ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations.  Kinross' ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors.  Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates.  Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross' debt and meet its other obligations.  If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2016, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserve estimates.  Should such reductions occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves.  The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross' future plans rely on mine Development Projects, which involve Significant Uncertainties

The Company's ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is dependent on future growth from development projects.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices.  Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic.  Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of Kinross.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company's best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns.  Kinross' actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions.  Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates.  Many of these factors are beyond Kinross' control.  No assurance can be given that Kinross' cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects.  A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile, Brazil and Ghana.  Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control.  An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross' operations and development projects.  If the costs of certain input commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations.

Political Developments and Uncertainty regarding the Russian Federation

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation's foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks and other interference with the 2016 U.S. presidential elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company's assets and operations.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act ("RCRA") and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency ("EPA") regulations governing hazardous waste.  If mine wastes from the Company's U.S. mining operations, including those at the Sunnyside Mine (see Section 6 Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company's activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and its state law equivalents.  Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances.  Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial.  Additional regulations or requirements may also be imposed upon the Company's operations,  tailings,  and  waste  disposal  areas  as  well  as  upon  mine  closure  under  federal  and  state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act ("CWA") and state law equivalents.  Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well.  Additionally,  the  Company  is  subject  to  other federal  and  state  environmental  laws,  and  potential  claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (including as occur at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Although the Company has completed the sale of all of its interest in Aurelian and the FDN project in Ecuador to Lundin Gold, certain residual risks may remain in respect of FDN.  Certain liabilities and obligations exist under the purchase agreement with Lundin Gold. In addition, the Company has also signed a bilateral treaty with the government of Ecuador in respect of the transition of the FDN assets to Lundin Gold.  There can be no guarantee that the Company (and/or any of its directors, officers or employees) will not be subject to any obligations or liabilities, litigation, or other claims or actions in respect of its ongoing contractual obligations, or any of the Company's prior activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross' ability to operate and could have a material effect on Kinross' financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties and Community Relations

The validity of mining rights, including mining claims which constitute most of Kinross' property holdings, may, in certain cases, be uncertain and subject to being contested.  Kinross' mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company's ability to explore, develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to explore, develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases.  In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2017, sensitivity to a 10% change in the gold price is estimated to have an approximate $300 million impact on pre-tax earnings.  Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2017, sensitivity to a 10% change in the silver price is estimated to have an $8 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company's results of operations and cash flow.  The Company's corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company's earnings can vary significantly with fluctuations in the market price of gold and silver.  Kinross' practice is not to hedge metal sales.  On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2016, there were no metal derivative financial instruments outstanding.  In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms.  Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross' cash and cash equivalents balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company's financial statements for the year ended December 31, 2016.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.  Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2016, the Company's gross credit exposure, including cash and cash equivalents, was $1,075.2 million and at December 31, 2015, the gross credit exposure, including cash and cash equivalents, was $1,263.4 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations.  To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

The Company's ability to access debt markets and the related cost of debt financing is impacted by its credit ratings.  The Company has a BBB- rating from Fitch Ratings, a Ba1 rating from Moody's and a BB+ rating from Standard  & Poor's.  There is no assurance that its credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies.

Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

Kinross' ability to access Capital Markets is dependent upon its Credit Ratings

The Company's ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings.  The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor's.  On March 16, 2015, Moody's announced a downgrade of the Company's senior unsecured ratings from Baa3 to Ba1 in light of the Moody's downgrade of the Russian Federation's sovereign rating to Ba1 and the Company's concentration of cash flows from its operations in the Russian Federation.  There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  On January 21, 2016, Moody's announced plans to conduct a review of its ratings on a number of mining companies globally, including Kinross, in light of the recent downturn in the commodities markets. Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate.  Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

• Volatility in commodity prices and foreign exchange rates;
• Tightening of credit markets;
• Increased counterparty risk; and
• Volatility in the prices of publicly traded entities.
The volatility in commodity prices and foreign exchange rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price" and "Foreign Currency Exchange Risk".

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

The Company re-negotiated its term loan and revolving credit facility in 2016 to extend their terms to August 2020 and August 2021, respectively, while also amending the leverage ratio covenant.  As at December 31, 2016, the Company had $1,430.4 million available under its credit facility arrangements.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with.  The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross' common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").  The price of Kinross' common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross' common shares at any given point in time may not accurately reflect Kinross' long-term value.  Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation could result in substantial costs and damages and divert management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs' carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross' control.  Kinross' fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

At September 30, 2016, Kinross recorded an after-tax impairment charge of $68.3 million related to property plant and equipment and an inventory impairment charge of $71.3 million related to metals and supplies inventory.  In the absence of any mitigating valuation factors, Kinross' failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges. No impairment charges were recorded as a result of the Company's annual assessment of impairment at December 31, 2016.

Paracatu Water Supply and Use

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water.  During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants.  Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants.  The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu.  As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross' financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees.  Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner.  One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years.  If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross' operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected.  Kinross does not carry key-man life insurance with respect to its executives.

Cybersecurity Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, "IT systems"), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects.
IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross' operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company's mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

  Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the
Company's reputation. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Years ended December 31,
(in millions, except share and per share amounts)	2016	2015
Net earnings (loss) attributable to common shareholders - as reported	$(104.0)	$(984.5)
Adjusting items(a):
Foreign exchange losses	6.3	30.6
Losses (gains) on sale of other assets	(9.7)	16.2
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(65.1)	132.9
Acquisition costs	7.8	-
Tax benefits realized upon acquisition	(27.7)	-
Impairment charges	139.6	699.0
Taxes in respect of prior years	85.5	22.2
Chile weather event related costs	-	18.2
Impairment of investments	-	7.6
Tasiast and Maricunga suspension related costs	40.4	-
Insurance recoveries	(13.0)	(25.1)
Reclamation and remediation expense (recovery)	27.2	(7.9)
Restructuring	1.7	22.2
Other(b)	2.1	5.8
Tax effect of above adjustments	1.9	(28.2)
	197.0	893.5
Adjusted net earnings (loss) attributable to common shareholders	$93.0	$(91.0)
Weighted average number of common shares outstanding - Basic	1,227.0	1,146.0
Adjusted net earnings (loss) per share	$0.08	$(0.08)
(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative period has been recast to reflect this change in presentation.

(b) In 2016, other includes non-hedge derivatives losses (gains) and settlement resulting from renegotiation of a labour agreement. In 2015, other includes non-hedge derivatives losses (gain) and transaction costs.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:

	Years ended December 31,
(in millions)	2016	2015
Net cash flow provided from operating activities - as reported	$1,099.2	$831.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	21.2	(91.0)
Inventories	(79.5)	(63.5)
Accounts payable and other liabilities, including taxes	(114.2)	109.5
	(172.5)	(45.0)
Adjusted operating cash flow	$926.7	$786.6

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(19.0)	(18.0)
Attributable production cost of sales	$1,964.8	$1,816.8
Gold equivalent ounces sold	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest	(20,596)	(25,997)
Attributable gold equivalent ounces sold	2,758,306	2,608,870
Consolidated production cost of sales per equivalent ounce sold	$714	$696
Attributable production cost of sales per equivalent ounce sold	$712	$696

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(19.0)	(18.0)
Less: attributable silver revenues	(102.5)	(82.5)
Attributable production cost of sales net of silver by-product revenue	$1,862.3	$1,734.3
Gold ounces sold	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest	(20,545)	(25,925)
Attributable gold ounces sold	2,677,367	2,536,294
Attributable production cost of sales per ounce sold on a by-product basis	$696	$684

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest (a)	(19.0)	(18.0)
Less: attributable (b) silver revenues (c)	(102.5)	(82.5)
Attributable (b) production cost of sales net of silver by-product revenue	$1,862.3	$1,734.3
Adjusting items on an attributable (b) basis:
General and administrative (d)	143.7	160.6
Other operating expense - sustaining (e)	18.6	21.5
Reclamation and remediation - sustaining (f)	94.9	58.0
Exploration and business development - sustaining (g)	50.8	59.0
Additions to property, plant and equipment - sustaining (h)	440.1	428.5
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,610.4	$2,461.9
Other operating expense - non-sustaining (e)	25.6	20.8
Reclamation and remediation - non-sustaining (f)	34.9	(7.9)
Exploration - non-sustaining (g)	42.6	47.6
Additions to property, plant and equipment - non-sustaining (h)	160.1	132.7
All-in Cost on a by-product basis - attributable (b)	$2,873.6	$2,655.1
Gold ounces sold	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest (i)	(20,545.0)	(25,925)
Attributable (b) gold ounces sold	2,677,367	2,536,294
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$975	$971
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,073	$1,047

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2016	2015
Production cost of sales - as reported	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest (a)	(19.0)	(18.0)
Attributable (b) production cost of sales	$1,964.8	$1,816.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	143.7	160.6
Other operating expense - sustaining (e)	18.6	21.5
Reclamation and remediation - sustaining (f)	94.9	58.0
Exploration and business development - sustaining (g)	50.8	59.0
Additions to property, plant and equipment - sustaining (h)	440.1	428.5
All-in Sustaining Cost - attributable (b)	$2,712.9	$2,544.4
Other operating expense - non-sustaining (e)	25.6	20.8
Reclamation and remediation - non-sustaining (f)	34.9	(7.9)
Exploration - non-sustaining (g)	42.6	47.6
Additions to property, plant and equipment - non-sustaining (h)	160.1	132.7
All-in Cost - attributable (b)	$2,976.1	$2,737.6
Gold equivalent ounces sold	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest (i)	(20,596)	(25,997)
Attributable (b) gold equivalent ounces sold	2,758,306	2,608,870
Attributable (b) all-in sustaining cost per equivalent ounce sold	$984	$975
Attributable (b) all-in cost per equivalent ounce sold	$1,079	$1,049

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) "Attributable" includes Kinross' share of Chirano (90%) production.
(c) "Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) "General and administrative" expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) "Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) "Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) "Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) "Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures for the year ended December 31, 2016 relate to projects at Tasiast, Round Mountain, Chirano and Bald Mountain.

(i) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Outlook", "Balance sheet" and "Project Updates and New Developments", and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words "anticipate", "assumption", "believe", "consideration", "estimates", ''expects'', "explore",  "forecast", "focus", , "guidance", "intend", "initiative", "measures", "optimize", "outlook", "opportunity", "phased", "plan", "possible", "potential",  "project", , "schedule", "seek", "study", "target" or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu and the construction and operation of the TSF and SAG Mill at Tasiast; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining debt ratings consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our most recently filed Annual Information Form and the "Risk Analysis" section of our full year 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce2.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of  its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a "qualified person" within the meaning of National Instrument 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.